UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TiGenix

(Name of Issuer)

Ordinary shares, no nominal value per share

(Title of Class of Securities)

88675R 10 9

(CUSIP Number)

Grifols, S.A.

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174, Barcelona, Spain

Tel: +34 93 571 0500

Attention: David Bell

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Proskauer Rose LLP	Osborne Clarke S.L.P.
Eleven Times Square	Avenida Diagonal, 477
New York, NY 10036	Planta 20, 08036 Barcelona, Spain
Tel: (212) 969-3000	Tel: +34 93 419 1818
Attention: Peter G. Samuels, Esq.	Attention: Núria Martín Barnés

June 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505400		SCHEDULE 13D

1	Names of Reporting Persons Grifols, S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 038505400		SCHEDULE 13D

1	Names of Reporting Persons Gri-Cel, S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 038505400	SCHEDULE 13D

Item 1.	Security and the Issuer

This Amendment No. 1 to Schedule 13D (as so amended, the “Schedule 13D”) amends the statement on Schedule 13D (the “Original Schedule 13D”) which was filed by the Reporting Persons on January 8, 2018 with respect to the ordinary shares, no nominal value per share (the “Shares”) of TiGenix, a public limited liability company incorporated under the laws of Belgium (the “Issuer”). The principal executive office of the Issuer is located at Remeinse straat 12, box 2, 3001 Leuven, Belgium. Unless otherwise defined herein, capitalized terms used but not defined in this Schedule 13D have the respective meanings ascribed to them in the Statement

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following:

Pursuant to the terms of the Undertaking Agreement, on June 8, 2018, Takeda accepted (i) 32,238,178 Shares tendered by Gri-Cel at a purchase price of €1.78 per Share, and (ii) 7,189,800 Shares in the form of American Depositary Shares tendered by Grifols Worldwide at a purchase price of €1.78 per Share. As of June 8, 2018, the obligations of each of the parties to the Undertaking Agreement have terminated.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 5(c). Other than the transactions described in Item 4 of this Amendment No. 1, no transactions in the Shares have been effected by the Reporting Persons, and to the knowledge of the Reporting Persons, by any Schedule A Persons, in the 60 days prior to the filing of this Amendment No. 1.

(d)

Not applicable.

(e)

On June 8, 2018, each of the Reporting Persons ceased being the beneficial owner of more than five percent of the Shares as a result of the transactions described in Item 4 of this Amendment No. 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby supplemented by adding the following: The information set forth in Item 6 of this Amendment No. 1 is incorporated in this Item 6 by reference.

CUSIP No. 038505400	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2018

GRIFOLS, S.A.

By:	/s/ David I. Bell

	Name:	David I. Bell
	Title:	Authorized Signatory

GRI-CEL, S.A.

By:	/s/ Alfredo Arroyo
	Name:	Alfredo Arroyo
	Title:	Authorized Signatory